RNS Transaction in Own Shares TRANSACTION IN OWN SHARES UNILEVER PLC Released 07:00:04 02 May 2025 RNS Number : 1491H Unilever PLC 02 May 2025 TRANSACTIONS IN OWN SECURITIES 02 May 2025 Unilever PLC (the "Company") announces today that it has purchased the following ordinary shares on the London Stock Exchange from Goldman Sachs International ( The repurchased shares will be held in treasury. Ordinary Shares Date of purchase: 01 May 2025 Number of ordinary shares purchased: 50,000 Highest price paid per share: GBP 47.8500 Lowest price paid per share: GBP 47.2400 Volume weighted average price paid per share: GBP 47.4913 Such purchases form part of the Company's existing share buy-back programme and pursuant to the instructions issued to the Broker by the Company on 13 February 2025 on that date. Following the purchase of these shares, Unilever holds 67,446,885 of its ordinary sha and has 2,501,100,934 ordinary shares in issue (excluding treasury shares). Aggregated information Trading venue Volume weighted average price (GBP) Aggregated volume LSE 47.4913 50,000 BATS 0.0000 0 Chi-X 0.0000 0 Turquoise 0.0000 0 Aquis 0.0000 0 Transaction details In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies i Market Abuse Regulation), a full breakdown of the individual trades made by the Brok the Company as part of the buy-back programme is detailed below: Quantity bought Price (GBP) Trading Venue Tim 664 47.74 XLON 08 459 47.74 XLON 08 51 47.73 XLON 08 148 47.73 XLON 08 230 47.73 XLON 09 142 47.73 XLON 09 57 47.73 XLON 09 118 47.73 XLON 09 77 47.73 XLON 09 140 47.71 XLON 09 71 47.71 XLON 09 146 47.75 XLON 09 200 47.75 XLON 09 29 47.75 XLON 09 45 47.75 XLON 09 200 47.73 XLON 09 168 47.73 XLON 09 207 47.74 XLON 09 53 47.79 XLON 09 200 47.79 XLON 09 8 47.79 XLON 09 249 47.80 XLON 09 8 47.79 XLON 09 218 47.79 XLON 09 87 47.81 XLON 09 206 47.81 XLON 09 277 47.79 XLON 09 205 47.77 XLON 09 248 47.82 XLON 09 248 47.80 XLON 09 200 47.83 XLON 09 197 47.85 XLON 09 156 47.83 XLON 09 196 47.81 XLON 09 221 47.79 XLON 09 214 47.77 XLON 09 95 47.74 XLON 09 14 47.74 XLON 10 236 47.74 XLON 10 93 47.72 XLON 10 78 47.72 XLON 10 26 47.72 XLON 10 391 47.74 XLON 10 216 47.71 XLON 10 208 47.69 XLON 10 32 47.69 XLON 10 424 47.72 XLON 10 423 47.72 XLON 10 67 47.72 XLON 10 55 47.72 XLON 11 100 47.72 XLON 11 295 47.72 XLON 11 1 47.70 XLON 11 215 47.70 XLON 11 56 47.72 XLON 11 672 47.72 XLON 11 158 47.70 XLON 11 33 47.70 XLON 11 257 47.70 XLON 11 479 47.70 XLON 11 532 47.71 XLON 11 197 47.68 XLON 11 602 47.71 XLON 11 470 47.69 XLON 11 266 47.67 XLON 11 80 47.67 XLON 11 113 47.68 XLON 11 124 47.68 XLON 12 200 47.65 XLON 12 200 47.65 XLON 12 25 47.65 XLON 12 166 47.66 XLON 12 35 47.66 XLON 12 244 47.66 XLON 12 219 47.66 XLON 12 197 47.71 XLON 12 209 47.69 XLON 12 133 47.72 XLON 12 72 47.72 XLON 12 88 47.72 XLON 12 108 47.72 XLON 12 162 47.74 XLON 12 198 47.72 XLON 12 215 47.74 XLON 12 9 47.72 XLON 12 206 47.72 XLON 12 251 47.72 XLON 12 208 47.70 XLON 12 200 47.68 XLON 12 237 47.68 XLON 12 99 47.68 XLON 12 200 47.65 XLON 13 48 47.65 XLON 13 188 47.63 XLON 13 200 47.63 XLON 13 93 47.63 XLON 13

188 47.61 XLON 13 227 47.62 XLON 13 72 47.59 XLON 13 181 47.59 XLON 13 203 47.60 XLON 13 25 47.58 XLON 13 173 47.58 XLON 13 195 47.56 XLON 13 195 47.53 XLON 13 196 47.54 XLON 13 214 47.52 XLON 13 200 47.52 XLON 13 196 47.49 XLON 13 98 47.49 XLON 13 99 47.49 XLON 13 195 47.49 XLON 13 197 47.47 XLON 13 262 47.45 XLON 13 135 47.46 XLON 13 127 47.46 XLON 13 215 47.47 XLON 13 20 47.47 XLON 13 195 47.49 XLON 13 214 47.47 XLON 14 213 47.51 XLON 14 104 47.55 XLON 14 154 47.55 XLON 14 350 47.55 XLON 14 172 47.57 XLON 14 354 47.57 XLON 14 267 47.55 XLON 14 200 47.53 XLON 14 5 47.53 XLON 14 306 47.51 XLON 14 257 47.49 XLON 14 54 47.50 XLON 14 208 47.50 XLON 14 196 47.44 XLON 14 195 47.41 XLON 14 200 47.39 XLON 14 213 47.44 XLON 14 80 47.38 XLON 14 45 47.38 XLON 14 99 47.38 XLON 14 220 47.39 XLON 14 58 47.39 XLON 14 165 47.39 XLON 14 36 47.38 XLON 14 170 47.38 XLON 14 198 47.39 XLON 14 204 47.38 XLON 14 74 47.37 XLON 14 265 47.37 XLON 14 114 47.38 XLON 14 298 47.38 XLON 14 249 47.37 XLON 14 145 47.36 XLON 14 83 47.36 XLON 14 136 47.36 XLON 14 39 47.34 XLON 14 180 47.34 XLON 14 249 47.34 XLON 14 222 47.33 XLON 14 251 47.31 XLON 14 21 47.25 XLON 14 192 47.25 XLON 14 87 47.24 XLON 14 129 47.24 XLON 14 212 47.24 XLON 14 74 47.28 XLON 14 74 47.28 XLON 14 64 47.28 XLON 14 83 47.30 XLON 14 197 47.30 XLON 14 292 47.30 XLON 14 233 47.30 XLON 14 236 47.28 XLON 14 90 47.32 XLON 14 121 47.32 XLON 14 196 47.32 XLON 14 171 47.32 XLON 14 40 47.32 XLON 14 217 47.30 XLON 14 158 47.30 XLON 14 3 47.30 XLON 14 52 47.30 XLON 14 213 47.28 XLON 15 195 47.30 XLON 15 197 47.35 XLON 15 217 47.30 XLON 15 210 47.29 XLON 15 198 47.29 XLON 15 200 47.33 XLON 15 6 47.33 XLON 15 200 47.33 XLON 15 10 47.29 XLON 15 193 47.29 XLON 15 201 47.31 XLON 15 196 47.31 XLON 15 10 47.31 XLON 15 200 47.31 XLON 15 22 47.31 XLON 15 80 47.31 XLON 15 200 47.33 XLON 15 542 47.33 XLON 15 400 47.31 XLON 15 200 47.31 XLON 15 70 47.31 XLON 15 303 47.31 XLON 15 65 47.33 XLON 15 211 47.33 XLON 15 221 47.33 XLON 15 327 47.34 XLON 15 290 47.31 XLON 15 198 47.29 XLON 15 123 47.27 XLON 15 175 47.27 XLON 15 100 47.27 XLON 15 114 47.27 XLON 15 260 47.27 XLON 15 292 47.24 XLON 15 211 47.29 XLON 15 200 47.33 XLON 15 39 47.33 XLON 15 338 47.36 XLON 15 200 47.36 XLON 15 65 47.36 XLON 15 274 47.36 XLON 15 10 47.36 XLON 15 285 47.36 XLON 15 45 47.36 XLON 15 6 47.36 XLON 15 2 47.36 XLON 15 252 47.36 XLON 15 72 47.36 XLON 15 55 47.36 XLON 15 192 47.36 XLON 15 263 47.36 XLON 15 64 47.36 XLON 15 200 47.34 XLON 15 69 47.34 XLON 15 288 47.32 XLON 15 163 47.30 XLON 15 89 47.30 XLON 15 250 47.32 XLON 15 129 47.30 XLON 15 200 47.29 XLON 16 240 47.29 XLON 16 141 47.27 XLON 16 54 47.27 XLON 16 282 47.30 XLON 16 23 47.30 XLON 16 100 47.30 XLON 16 193 47.30 XLON 16 1 47.28 XLON 16 214 47.28 XLON 16 10 47.26 XLON 16 200 47.26 XLON 16 7 47.26 XLON 16 223 47.30 XLON 16

222	47.31	XLON	1
86	47.30	XLON	1
42	47.30	XLON	1
3	47.30	XLON	1
387	47.30	XLON	1
337	47.32	XLON	1
208	47.32	XLON	1
307	47.30	XLON	1
260	47.28	XLON	1
60	47.29	XLON	1
100	47.29	XLON	1
36	47.29	XLON	1
168	47.30	XLON	1
112	47.30	XLON	1
200	47.29	XLON	1
7	47.29	XLON	1
29	47.30	XLON	1
29	47.30	XLON	1
303	47.30	XLON	1
142	47.31	XLON	1
140	47.31	XLON	1
142	47.31	XLON	1
15	47.31	XLON	1
339	47.31	XLON	1
293	47.31	XLON	1
82	47.32	XLON	1
159	47.32	XLON	1
81	47.32	XLON	1
285	47.32	XLON	1
148	47.31	XLON	1
141	47.31	XLON	1
40	47.32	XLON	1
294	47.32	XLON	1
206	47.31	XLON	1
35	47.32	XLON	1
79	47.32	XLON	1
442	47.32	XLON	1

Media Enquires:

Please contact the Unilever Press Office at: Press-Office.London@Unilever.com

This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com.

RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy.

END

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

© 2025 London Stock Exchange plc. All rights reserved.